Exhibit 99.1

Yingli Green Energy Reports Third Quarter 2012 Results

Company Reaffirms Shipment Guidance for Full Year 2012

BAODING, China, November 28, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended September 30, 2012.

Third Quarter 2012 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 2,237.0 million (US$355.9 million).

•                      PV module shipment decreased by 16.9% from the second quarter of 2012.

•                      Gross loss was RMB 507.8 million (US$80.8 million), representing a gross margin of negative 22.7%, which was negatively impacted by non-cash charges of an inventory provision and a depreciation expense related to underutilized capacity in this quarter and partially offset by a reversal of the preliminary U.S. countervailing and anti-dumping duties provision that was accrued in the first quarter of 2012. Gross margin of PV modules excluding these non-cash charges would be 0.3%.

•                      Operating loss was RMB 931.5 million (US$148.2 million), representing an operating margin of negative 41.6%.

•                      Net loss1 was RMB 959.2 million (US$152.6 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 6.13 (US$0.98). On an adjusted non-GAAP2 basis, net loss was RMB 398.3 million (US$63.4 million) and loss per ordinary share and per ADS was RMB 2.54 (US$0.40).

“We are pleased to see that demand in China has grown rapidly starting in the third quarter as project construction in all segments accelerated. Consequently, our revenues from China increased from 14% in the second quarter to 28% of total net revenues in the third quarter. However, the demand slowdown in Germany due to the feed in tariff cuts at the end of the second quarter caused our total module shipment in this quarter to decrease by 16.9% sequentially. Based on current orders and our expectations of the market development, we are confident to reaffirm the full year shipment guidance of 2.1 to 2.2 GW,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

(1)    For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)    All non-GAAP measures exclude, as applicable, share-based compensation, interest expenses consisting of changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company, inventory provision and valuation allowance for deferred income tax assets. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“Our industry leadership continues to solidify as we stay committed to existing markets and expand our footprint across emerging markets. In the fourth quarter, we continue to see stable demand from Europe and the U.S. and rising shipments to rapidly growing markets like China. Despite the trade cases in the U.S. and Europe, we will continue to provide our high quality products and services to our loyal customers in these markets. With the series of new incentive programs in place, we believe the China market will embrace a very promising future. We’ll spare no efforts to support our customers and enhance our leadership position in China. Furthermore, we expect to deliver more products to new markets such as Southeast Asia in the fourth quarter.”

“In addition to expanding market share, we have continued to improve our cost structure by working strategically with well-established suppliers, adopting more technology innovations and enhancing production management. By the end of this year, we expect to bring our non-silicon cost down to below US$0.50 and polysilicon cost close to industry average level. Although the solar industry will continue to face challenges, we’re confident that we will be able to emerge stronger as an industry leader.” Mr. Miao concluded.

Third Quarter 2012 Financial Results

Total Net Revenues

Total net revenues were RMB 2,237.0 million (US$355.9 million) in the third quarter of 2012, compared to RMB 3,103.5 million in the second quarter of 2012 and RMB 4,258.6 million in the third quarter of 2011. PV module shipment in the third quarter of 2012 decreased by 16.9% from the second quarter of 2012. The sequential decrease in net revenues was mainly due to the decreased shipment volume of PV modules and the industry-wide decline in the average selling price of PV modules in the third quarter.

Gross Profit (Loss) and Gross Margin

Gross loss was RMB 507.8 million (US$80.8 million) in the third quarter of 2012, compared to gross profit of RMB 141.5 million in the second quarter of 2012 and RMB 458.5 million in the third quarter of 2011.

Gross margin was negative 22.7% in the third quarter of 2012, compared to gross margin of 4.6% in the second quarter of 2012 and 10.8% in the third quarter of 2011. Gross margin in the third quarter of 2012 was negatively impacted by non-cash charges of an inventory provision and a depreciation expense related to underutilized capacity that occurred in this quarter. The negative gross margin was partially offset by a reversal of the preliminary U.S. countervailing and anti-dumping duties provision accrued in the first quarter of 2012. Such reversal was made as a result of the final rulings issued by the United States International Trade Commission on November 7, 2012.

Excluding the impact of these non-cash charges, gross margin of PV modules in the third quarter of 2012 would be 0.3%.

The sequential decrease in gross margin was also due to the industry-wide decline in the average selling price of PV modules, which was partially offset by a decline in the prices of polysilicon and auxiliary materials and our continuous efforts in reducing processing cost.

Operating Expenses

Operating expenses were RMB 423.8 million (US$67.4 million) in the third quarter of 2012, a decrease from RMB 468.2 million in the second quarter of 2012 and RMB 464.1 million in the third quarter of 2011. The sequential decrease in operating expenses was mainly attributable to the Company’s continuous and effective cost control efforts.

Operating expenses as a percentage of total net revenues were 18.9% in the third quarter of 2012, compared to 15.1% in the second quarter of 2012 and 10.9% in the third quarter of 2011.

Operating Loss and Margin

Operating loss was RMB 931.5 million (US$148.2 million) in the third quarter of 2012, compared to RMB 326.7 million in the second quarter of 2012 and RMB 5.5 million in the third quarter of 2011.

Operating margin was negative 41.6% in the third quarter of 2012, compared to negative 10.5% in the second quarter of 2012 and negative 0.1% in the third quarter of 2011.

Interest Expense

Interest expense was RMB 256.0 million (US$40.7 million) in the third quarter of 2012, compared to RMB 229.3 million in the second quarter of 2012 and RMB 156.4 million in the third quarter of 2011. The increase in interest expense was mainly due to, in an effort to accelerate cash collections, increased expense related to discounted notes receivable. The weighted average interest rate for the Company’s borrowings was 6.33% in the third quarter of 2012, compared to 6.34% in the second quarter of 2012.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB 52.1 million (US$8.3 million) in the third quarter of 2012, compared to foreign currency exchange loss of RMB 183.7 million in the second quarter of 2012 and foreign currency exchange loss of RMB 153.2 million in the third quarter of 2011. Given that the Company’s Euro-denominated assets and liabilities are in a net asset position, the foreign currency exchange gain was mainly due to the appreciation of the Euro against the RMB.

Income Tax Benefit

Income tax benefit was RMB 97.1 million (US$15.4 million) in the third quarter of 2012, compared to RMB 102.3 million in the second quarter of 2012 and RMB 34.4 million in the third quarter of 2011. The income tax benefit in the third quarter of 2012 mainly resulted from a deferred tax benefit recognized in connection with the net loss in the quarter.

Net Loss

Net loss was RMB 959.2 million (US$152.6 million) in the third quarter of 2012, compared to RMB 573.0 million in the second quarter of 2012 and RMB 180.5 million in the third quarter of 2011. Loss per ordinary share and per ADS was RMB 6.13 (US$0.98), compared to RMB 3.66 in the second quarter of 2012 and RMB 1.14 in the third quarter of 2011.

On an adjusted non-GAAP basis, net loss was RMB 398.3 million (US$63.4 million) in the third quarter of 2012, compared to RMB 551.2 million in the second quarter of 2012 and net income of RMB 142.7 million in the third quarter of 2011.

Adjusted non-GAAP loss per ordinary share and per ADS was RMB 2.54 (US$0.40) in the third quarter of 2012, compared to RMB 3.52 in the second quarter of 2012 and adjusted non-GAAP diluted earnings per ordinary share and per ADS of RMB 0.89 in the third quarter of 2011.

Balance Sheet Analysis

As of September 30, 2012, the Company had RMB 3,720.5 million (US$592.0 million) in cash and restricted cash, compared to RMB 5,606.4 million as of June 30, 2012.

As of September 30, 2012, accounts receivable were RMB 3,220.5 million (US$512.4 million), compared to RMB 3,213.0 million as of June 30, 2012. Days sales outstanding was 130 days in the third quarter of 2012, an increase from 93 days in the second quarter of 2012.

As of September 30, 2012, accounts payable were RMB 3,670.2 million (US$584.0 million), compared to RMB 4,362.5 million as of June 30, 2012. Days payable outstanding was 120 days in the third quarter of 2012, a decrease from 133 days in the second quarter of 2012.

As of the date of this press release, the Company had approximately RMB 3,683.3 million in unutilized short-term lines of credit and RMB 2,037.0 million committed long-term facility that can be drawn down in the near future.

Business Outlook for Full Year 2012

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reaffirms its PV module shipment target to be in the estimated range of 2,100 MW to 2,200 MW for fiscal year 2012, which represents an increase of 30.9% to 37.2% compared to fiscal year 2011.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude, as applicable, items related to share-based compensation, interest expense consisting of changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli, inventory provision and valuation allowance for deferred income tax assets. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2848 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2012. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on November 28, 2012, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International dial-in number: +1-718-354-1231

• Passcode: 69505989

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com . A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until December 5, 2012 by dialing:

• U.S. Toll Free Number: +1-855-452-5696

• International dial-in number: +1-646-254-3697

• Passcode: 69505989

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. In August 2012, Yingli Green Energy reached a balanced vertically integrated production capacity of 2,450 MW per year at its production facilities located in Baoding, Haikou, Tianjin and Hengshui, respectively. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31 2011	September 30,2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	5,613,320	3,720,522	591,987
Accounts receivable, net	2,411,886	3,220,480	512,424
Inventories	2,670,919	2,901,918	461,736
Prepayments to suppliers	386,939	392,205	62,405
Prepaid expenses and other current assets	1,655,231	1,768,544	281,400
Total current assets	12,738,295	12,003,669	1,909,952

Long-term prepayments to suppliers	1,322,714	1,275,468	202,945
Property, plant and equipment, net	12,389,184	13,382,644	2,129,367
Land use rights	523,219	710,685	113,080
Goodwill and intangible assets, net	110,386	73,846	11,750
Other assets	399,615	606,916	96,569
Total assets	27,483,413	28,053,228	4,463,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	8,225,076	7,369,588	1,172,605
Convertible notes	139,345	9,577	1,524
Accounts payable	2,977,230	3,670,196	583,980
Other current liabilities and accrued expenses	1,607,961	1,452,065	231,044
Total current liabilities	12,949,612	12,501,426	1,989,153

Long-term debt, excluding current portion	3,451,899	4,462,909	710,111
Medium-term notes	2,406,391	3,910,485	622,213
Accrued warranty cost, excluding current portion	425,350	500,132	79,578
Other liabilities	1,196,500	1,295,497	206,132
Total liabilities	20,429,752	22,670,449	3,607,187

Shareholders’ equity:
Ordinary shares	12,011	12,239	1,947
Additional paid-in capital	6,476,123	6,627,646	1,054,552
Treasury stock	(123,838)	(127,331)	(20,260)
Accumulated other comprehensive income	138,999	230,190	36,627
Accumulated deficit	(1,342,098)	(3,157,486)	(502,401)
Total equity attributable to Yingli Green Energy	5,161,197	3,585,258	570,465
Noncontrolling interests	1,892,464	1,797,521	286,011
Total shareholders’ equity	7,053,661	5,382,779	856,476
Total liabilities and shareholders’ equity	27,483,413	28,053,228	4,463,663

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	September 30, 2011	June 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	4,201,785	3,031,278	2,164,493	344,401
Sales of PV systems	9,231	13,026	28,814	4,585
Other revenues	47,560	59,180	43,684	6,951
Total net revenues	4,258,576	3,103,484	2,236,991	355,937
Cost of revenues:
Cost of PV modules sales	(3,713,630)	(2,899,026)	(2,670,396)	(424,898)
Cost of PV systems sales	(7,329)	(9,143)	(21,009)	(3,343)
Cost of other revenues	(79,077)	(53,788)	(53,343)	(8,488)
Total cost of revenues	(3,800,036)	(2,961,957)	(2,744,748)	(436,729)
Gross profit (loss)	458,540	141,527	(507,757)	(80,792)
Selling expenses	(191,926)	(256,227)	(206,647)	(32,880)
General and administrative expenses	(186,491)	(165,684)	(163,027)	(25,940)
Research and development expenses	(85,635)	(46,317)	(54,096)	(8,607)
Total operating expenses	(464,052)	(468,228)	(423,770)	(67,427)
Loss from operations	(5,512)	(326,701)	(931,527)	(148,219)
Other income (expense):

Interest expense	(156,430)	(229,328)	(256,008)	(40,735)
Interest income	6,673	18,098	3,445	548
Foreign currency exchange gains (losses)	(153,189)	(183,661)	52,128	8,294
Other income	8,252	10,784	17,453	2,777
Loss before income taxes	(300,206)	(710,808)	(1,114,509)	(177,335)
Income tax benefit	34,374	102,338	97,053	15,443
Net loss	(265,832)	(608,470)	(1,017,456)	(161,892)
Less: Loss attributable to the noncontrolling interests	85,381	35,490	58,232	9,266
Net loss attributable to Yingli Green Energy
	(180,451)	(572,980)	(959,224)	(152,626)

Weighted average shares and ADSs outstanding
Basic and diluted	158,195,822	156,576,418	156,580,455	156,580,455

Loss per share and per ADS
Basic and diluted	(1.14)	(3.66)	(6.13)	(0.98)
Net loss	(265,832)	(608,470)	(1,017,456)	(161,892)

Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	49,900	52,320	32,702	5,203
Cash flow hedging derivatives, net of nil tax	4,661	2,364	(969)	(154)
Comprehensive loss	(211,271)	(553,786)	(985,723)	(156,843)
Less: Comprehensive loss (income) attributable to the noncontrolling interest	83,930	29,546	51,725	8,230

Comprehensive loss attributable to Yingli Green Energy	(127,341)	(524,240)	(933,998)	(148,613)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	September 30, 2011	June 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$
Non-GAAP income (loss) attributable to Yingli Green Energy	142,658	(551,177)	(398,337)	(63,381)
Share-based compensation	(13,481)	(9,524)	(6,858)	(1,091)
Amortization of intangible assets	(11,967)	(11,967)	(11,967)	(1,904)
Inventory provision	(258,628)	—	(523,203)	(83,249)
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(10,171)	(312)	(671)	(107)
Non-cash valuation allowance for deferred income tax assets	(28,862)	—	(18,188)	(2,894)
Net loss attributable to Yingli Green Energy	(180,451)	(572,980)	(959,224)	(152,626)
Non-GAAP diluted earnings (loss) per share and per ADS	0.89	(3.52)	(2.54)	(0.40)
Diluted loss per share and per ADS	(1.14)	(3.66)	(6.13)	(0.98)